FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of December, 2006
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE
(ISIN : 0000120164 — NYSE : GGY)
Paris, December 13TH, 2006
A new high capacity 3D vessel for 2009
CGG is pleased to announce the signature of a non binding Letter of Intent with Arrow Seismic ASA, a 54 % owned subsidiary of GC Rieber Shipping ASA and Rieber Shipping Ltd, for a state-of-the—art 12 streamers seismic new built vessel to be delivered April 2009.
This project is part of the CGG group’s long term planning of fleet renewal and upgrade in a context of increasing market demand for high capacity seismic vessels.
Contact:
Christophe BARNINI (33) 1 64 47 38 10
Email : invrel@cgg.com
Internet : www.cgg.com
Investor Information :
THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS CONTAINED IN COMPAGNIE GENERALE DE GEOPHYSIQUE’S REGISTRATION STATEMENT ON FORM F-4/A (REGISTRATION STATEMENT NO. 333-138033), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Leon Migaux 91341 — Massy Cedex

Date : December 13th, 2006	/s/ GERARD CHAMBOVET Gerard Chambovet By Senior Executive Vice President Technology, Control & Planning and Communication